Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Arbor Realty Trust, Inc. for the registration of common stock, preferred stock, depository shares, debt securities, and warrants and to the incorporation by reference therein of our report dated February 14, 2024, with respect to the consolidated financial statements of Wakefield Investment Holdings LLC for the year ended December 31, 2021, which is included in the Annual Report (Form 10-K) of Arbor Realty Trust, Inc. and Subsidiaries for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Richey, May & Co. LLP

Englewood, Colorado

May 3, 2024